02 JAN 25 AM 8:25



BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549



02002708

Your reference File No. 82-5089

Our reference

Date January 23, 2002

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Successful placement of SMIC MILES" dated January 23, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

per I. Habsburg

Irene Klauer

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

Enclosure

dlw 1/31


News Release

File No. 82-5089


ZURICH
FINANCIAL SERVICES

Successful placement of SMIC MILES

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, January 23, 2002 - Zurich Financial Services (Zurich) announces today the successful placement of 75'000 ZFS SMIC MILES (Market Index-Linked Exchangeable Securities), raising an equivalent of approximately CHF 600 million new equity.

Zurich today announces the successful completion of its ZFS SMIC MILES transaction, an innovative index-linked instrument that was launched last week through the lead manager UBS Warburg. The MILES offered Zurich an attractive way to raise approximately CHF 600 million new equity (please refer to press release January 15, 2002).

The MILES were very well received in the market by international and Swiss investors and the issue was oversubscribed several times. Books were closed early on January 17th after a short marketing period of 3 days. The issue was priced on the close of the SMIC index calculated on a 3 day average period ending yesterday. The MILES are expected to start trading today on the Swiss Stock Exchange.


ZURICH
FINANCIAL SERVICES

Summary of Final Pricing

Size	CHF 602'325'000, 75'000 MILES
Pricing	3 day SMIC closing average index level:
	8031 points
	1 MILES = 21.76 number of shares based on
	Jan. 22nd closing of ZFS shares
Expiry	3 years
Payment and Settlement	January 31, 2002
Security Codes	ISIN: CH001348622
	Common: 14191640
	SWX Ticker: MILE
	Swiss Sec. No: 1.345.862

Application for provisionary admission to trading on the main segment of the SWX on January 21st has been made. Application for listing of the ZFS SMIC MILES is expected to be made on January 31, 2002.

The **Zurich Financial Services Group** (www.zurich.com) is a global leader in integrated financial services, providing its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on the key markets of North America, UK, Switzerland and Europe, as well as selected other markets where it has or can reach a competitive position. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.


ZURICH
FINANCIAL SERVICES

For further information please contact:

Zurich Financial Services, Media and Public Relations

8022 Zurich, Switzerland

Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41

http://www.zurich.com

UBS Warburg, Equity Capital Markets Zurich

Phone +41 (0)1 239 24 00

THIS PRESS RELEASE IS NOT BEING ISSUED IN THE UNITED STATES OF AMERICA, CANADA AND JAPAN AND SHOULD NOT BE DISTRIBUTED TO UNITED STATES PERSONS OR PUBLICATIONS WITH A GENERAL CIRCULATION IN THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY MILES. IN ADDITION, THE MILES OF ZURICH FINANCIAL SERVICES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

STABILISATION / FSA.

THE CONTENTS OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY AND IS THE SOLE RESPONSIBILITY OF ZURICH FINANCIAL SERVICES, HAVE BEEN APPROVED BY UBS WARBURG SOLELY FOR THE PURPOSES OF SECTION 21(2)(B) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000. UBS WARBURG IS ACTING FOR ZURICH FINANCIAL SERVICES IN CONNECTION WITH THE MILES OFFER AND NO-ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN ZURICH FINANCIAL SERVICES FOR PROVIDING THE PROTECTIONS OFFERED TO CLIENTS OF UBS WARBURG NOR FOR PROVIDING ADVICE IN RELATION TO THE MILES OFFER.